

November 1, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value of the following series of DIMENSIONAL ETF TRUST, under the Exchange Act of 1934:

- Dimensional US Sustainability Core 1 ETF
- Dimensional International Sustainability Core 1 ETF
- Dimensional Emerging Markets Sustainability Core 1 ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com